UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

FINISH LINE INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

317923100

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317923100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,632,000 shares of common stock (See Item 5)*
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER 3,632,000 shares of common stock (see Item 5)*
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,958,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership over 8,326,100 of the Shares is disclaimed as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 31 (“Amendment No. 31”) to the Schedule 13D filed by the undersigned on April 14, 2017 as amended by Amendment No. 1 thereto filed on May 19, 2017, Amendment No. 2 thereto filed on May 22, 2017, Amendment No. 3 thereto filed on May 25, 2017, Amendment No. 4 thereto filed on June 5, 2017, Amendment No. 5 thereto filed on June 7, 2017, Amendment No. 6 thereto filed on June 19, 2017, Amendment No. 7 thereto filed on June 20, 2017, Amendment No. 8 thereto filed on June 22, 2017, Amendment No. 9 thereto filed on June 23, 2017, Amendment No. 10 thereto filed on June 27, 2017, Amendment No. 11 thereto filed on July 7, 2017, Amendment No. 12 thereto filed on July 11, 2017, Amendment No. 13 thereto filed on July 13, 2017, Amendment No. 14 thereto filed on July 19, 2017, Amendment No. 15 thereto filed on July 24, 2017, Amendment No. 16 thereto filed on July 25, 2017, Amendment No. 17 thereto filed on July 27, 2017, Amendment No. 18 thereto filed on August 14, 2017, Amendment No. 19 thereto filed on August 16, 2017, Amendment No. 20 thereto filed on August 21, 2017, Amendment No. 21 thereto filed on August 22, 2017, Amendment No. 22 thereto filed on November 1, 2017, Amendment No. 23 thereto filed on November 20, 2017, Amendment No. 24 thereto filed on December 19, 2017, Amendment No. 25 thereto filed on December 20, 2017, Amendment No. 26 thereto filed on January 8, 2018, Amendment No. 27 thereto filed on January 12, 2018, Amendment No. 28 thereto filed on January 22, 2018, Amendment No. 29 thereto filed on February 20, 2018 and Amendment No. 30 thereto filed on March 28, 2018 (the “Schedule 13D”). This Amendment No. 31 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 3,632,000 Shares and has an indirect economic interest in 8,326,100 Shares, representing in aggregate a 28.96% economic interest in the Shares. The indirect economic interest is held through CFDs with unrelated third parties.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of the Shares represented by CFDs and, accordingly, beneficial ownership for such Shares is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section13(d) and Section 16(a) purposes.

(c) The following table lists each of the purchases and sales by the Reporting Person of Shares during the past 60 days. All purchases included in the table below resulted from the exercise against the Reporting Person of put options with respect to Shares of the Issuer.

Date of transaction	Type of transaction	Number of Shares	Price per Share (USD)
1 February 2018	Purchase	40,100	14.00
5 February 2018	Purchase	17,900	14.00
6 February 2018	Purchase	1,300	14.00
7 February 2018	Purchase	28,000	14.00
8 February 2018	Purchase	31,100	14.00
9 February 2018	Purchase	10,700	14.00
14 February 2018	Purchase	7,300	14.00
16 February 2018	Purchase	877,100	14.00
26 February 2018	Sale	340,100	11.15

The following table lists each of the CFD purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with unrelated third parties and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed (USD)
15 February 2018	Purchase	7,500	12.00
16 February 2018	Purchase	2,600	12.00
16 February 2018	Purchase	489,900	12.00
16 February 2018	Purchase	500,000	12.00
16 February 2018	Purchase	200,000	12.00
16 February 2018	Purchase	28,400	12.00
26 February 2018	Purchase	340,100	11.15
27 March 2018	Sale	131,281	13.91
27 March 2018	Sale	65,700	13.90
27 March 2018	Sale	187,500	12.00
27 March 2018	Sale	430,700	13.00
28 March 2018	Sale	15,000	12.00
28 March 2018	Sale	40,000	13.00

(d) Not known.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following table lists call options sold by the Reporting Person with respect to Shares of the Issuer beneficially owned by the Reporting Person.

Date of transaction	Number of Shares referenced by call option	Strike price (USD)	Exercise expiry date
15 December 2017	500,000	13.00	18 May 2018
15 December 2017	128,000	13.00	18 May 2018
18 December 2017	53,100	13.00	18 May 2018
18 December 2017	23,800	13.00	18 May 2018
18 December 2017	382,300	13.00	18 May 2018
18 December 2017	10,000	13.00	18 May 2018
18 December 2017	14,500	13.00	18 May 2018
19 December 2017	100,000	12.00	18 May 2018
19 December 2017	216,900	12.00	18 May 2018
19 December 2017	222,300	12.00	18 May 2018
26 February 2018	250,000	12.00	20 April 2018
27 February 2018	100,000	12.00	20 April 2018
26 March 2018	500,000	12.00	20 April 2018
26 March 2018	500,000	12.00	20 April 2018
26 March 2018	200,000	12.00	20 April 2018
26 March 2018	400,000	12.00	20 April 2018
26 March 2018	300,000	12.00	20 April 2018
26 March 2018	300,000	12.00	20 April 2018
26 March 2018	252,800	12.00	20 April 2018
27 March 2018	100,000	12.00	20 April 2018
27 March 2018	300,000	12.00	20 April 2018
27 March 2018	311,300	12.00	20 April 2018
27 March 2018	500,000	12.00	20 April 2018
28 March 2018	187,500	12.00	20 April 2018
28 March 2018	170,700	12.00	20 April 2018
28 March 2018	300,000	12.00	20 April 2018

Except for the arrangements described herein, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2018

Sports Direct International plc

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary